FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

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Glossy: Milk Makeup’s CEO Tim Coolican on creating a ‘global movement around a next-generation idea of beauty’

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Glossy: Milk Makeup’s CEO Tim Coolican on creating a ‘global movement around a next-generation idea of beauty’

When Milk Makeup launched in February 2016, it brought a refreshing yet irreverent take on the beauty world, and promoted that being bold and different was to be celebrated.

Born out of the NYC-based Milk Studios, Milk Makeup made a name for itself through daring and playful products like Kush Mascara and blotting papers that doubled as rolling papers for marijuana joints. Today, Milk Makeup is sold in 20 countries and is a Sephora U.S.-exclusive brand. Alongside Obagi skin care, it was acquired by Waldencast in a special-purpose acquisition vehicle in Nov. 2021; the three-way transaction was for $1.2 billion.

“Milk Makeup started with the objective of broadening and challenging the definition of beauty. The founders talk about it not as a business but as a movement rooted in the core values of inclusion, diversity, creativity, self-expression,” Tim Coolican, CEO of Milk Makeup, said on this week’s Glossy Beauty Podcast.

Milk Makeup was founded by Milk Studios co-founder Mazdack Rassi, fashion editor and entertainment reporter Zanna Roberts Rassi, creative director Georgie Greville, and product developer Dianna Ruth. As the Milk Makeup team looks toward the future of its business post-acquisition, they are focusing business efforts towards merch and product collaborations, international expansion and the meaning of a “cool” brand.

Below are highlights from the conversation. Quotes have been lightly edited and condensed for clarity.

On the Waldencast SPAC acquisition

“If we take a step back, the vision for Milk Makeup has always been to create a global movement around the next-generation idea of beauty, which is rooted in our core values of inclusion, diversity, self-expression, creativity. And that very much aligns with Waldencast’s vision, which is to create a next-generation beauty company and one that serves as a platform for conscious, purpose-driven brands. What’s exciting about Waldencast is that [a SPAC] creates a different exit opportunity for independent brands. Oftentimes, for independent brands, the challenge is how to access the resources and the expertise to scale globally. That’s what the objective is of Waldencast is — to create an opportunity for independent brands to scale while being completely true to themselves. I do think it’s a potentially game-changing approach in the industry.”

Developing products with everyone in mind

“The brands I look to as North Stars are brands like Nike and Apple, which is not a very original thing to say. We talk internally a lot about trying to be the Air Jordans of beauty, in the sense that — with the drops and the collabs — there are Air Jordans that sneakerheads will line up around the corner to get. At the same time, a lot of soccer moms and soccer dads are wearing Air Jordans. Nike as a brand does it really well; they talk about performance but in a context that is democratized. They have LeBron James, but they have the everyday athlete, as well. If you have a clear mission and vision for your brand and a clear sense of self, then you can bring it to life in a way where it connects with different audiences and can create fans that are not based on traditional demographics. It’s more psychographically driven.”

Hints on a new collaboration strategy

“Creative collaboration is fundamental to Milk Studios and also to makeup. But we are careful about who we collaborate with because we want to make sure that, when we do it, it’s really a genuine representation of our values. And we [want to use] our platform to amplify somebody who shares those values. You’re going to see some exciting collaborations coming up in the second half of [2022]. It’s about bringing the brand to life and connecting through our values to like-minded individuals or brands and then coming up with a creative expression together. We’re going to launch a merch collab with [influencer] Joe Perez and there are going to be other collaborations in the fashion space and potentially in the beauty space.”

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.